EXHIBIT 99.4

Cooperation Agreement
December 13, 2020
Sachem Head Capital Management LP
250 West 55th Street, 34th Floor
New York, New York 10019
Attn: Scott D. Ferguson
Ladies and Gentlemen:
Elanco Animal Health Incorporated (the “Company”), on the one hand, and Sachem Head Capital Management LP (“Sachem Head”), on behalf of the entities listed on Schedule A, on the other hand, have mutually agreed to the terms contained in this letter agreement (this “Letter Agreement”).  For purposes of this Letter Agreement, we refer to each of the Company and Sachem Head as a “Party” and, collectively, as the “Parties.”
1.	Board Matters.
(a) As of the date of this Letter Agreement, the board of directors (the “Board of Directors” or the “Board”) of the Company has duly appointed William (“Bill”) Doyle, Scott Ferguson and Paul Herendeen (the “New Directors”) as directors of the Company with a term expiring at, in the case of Bill Doyle, the Company’s 2021 annual meeting of shareholders (including any adjournments or postponements thereof, the “2021 Annual Meeting”), and in the case of Scott Ferguson and Paul Herendeen, the Company’s 2022 annual meeting of shareholders (including any adjournments or postponements thereof, the “2022 Annual Meeting”) (it being understood that as a matter of mechanics in order to comply with applicable law and the Company’s organizational documents, given the current allocation of directors across classes and the requirement to have the three classes be as nearly equal in number as possible, Mr. Herendeen will initially be appointed to the 2023 class and then ultimately be a member of, and be appointed to, the 2022 class in connection with the classes being rebalanced by the Board re-allocating an existing member of the 2022 class (other than Scott Ferguson) to the 2023 class, with such rebalancing occurring no later than completion of the 2021 Annual Meeting), in each case, effective as of the date and time this Letter Agreement is fully executed and delivered, and has expanded the size of the Board to permit the appointment of the New Directors.  During the term of this Letter Agreement while Mr. Ferguson serves on the Board, the size of the Board will not be more than thirteen (13) directors absent Sachem Head’s consent and, except as required by applicable law or the Company’s organizational documents, the Company shall not call or hold any interim special meeting of shareholders for the purposes of electing directors or removing any New Director.
(b) As of the date of this Letter Agreement, the Company has taken all action necessary to ensure that (i) the Finance and Oversight Committee shall be comprised of no more than 7 members and each of Bill Doyle, Scott Ferguson and Paul Herendeen will be appointed to join such committee upon joining the Board and, subject to their continued willingness to serve, not be removed from such committee while a member of the Board and (ii) that Bill Doyle will be appointed to join the Innovation, Science and Technology Committee upon joining the Board.  During the term of this Letter Agreement while Mr. Ferguson serves on the Board, the Finance and Oversight Committee shall not be disbanded and the Charter of the Finance and Oversight Committee shall not be amended other than with the consent of Sachem Head (which  shall not be unreasonably withheld with respect to ordinary course committee self-evaluation and assessments processes as conducted similarly by other committees).  Other committee appointments if any will be determined by the Board in accordance with its customary practices and considerations.  To the same extent as other directors, each New Director will have access to all Board committee materials and shall be entitled to notice of, and to attend and participate in, any and all Board committee meetings, subject to addressing conflicts of interests.
(c) The Company will include each of Scott Ferguson and Paul Herendeen on the slate of nominees recommended by the Board of Directors in the Company’s proxy statement and on its proxy card relating to the 2022 Annual Meeting, subject to such individual (i) agreeing to serve and providing to the Company all customary materials and information as are provided by all other director candidates and as are required to be or customarily included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (the “SEC”), including consents to be named in the Company’s proxy statement for the applicable annual meeting and to serve as a director of the Company if elected and (ii) executing all documents required to be executed by all other directors nominated for election at the 2022 Annual Meeting prior to the applicable annual meeting (such conditions, the “Director Nomination Conditions”).  Subject to the Director Nomination Conditions and while such individuals serve on the Board, the Company shall use its reasonable best efforts to cause the election of Scott Ferguson and Paul Herendeen at the 2022 Annual Meeting (including listing such individual in the proxy statement and proxy card prepared, filed and delivered in connection with such meeting and recommending that the Company’s stockholders vote in favor of the election of such individual along with all other Company nominees (and otherwise supporting such individual for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees in the aggregate)).  Subject to applicable law, the Company’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”) shall be held no later than June 30, 2023. Subject to the terms of this Letter Agreement, Sachem Head acknowledges that the policies and procedures applicable to other directors (collectively, “Company Policies”) will be applicable to Bill Doyle, Scott Ferguson and Paul Herendeen during their respective terms of service.  The Company represents and warrants that all written Company Policies currently in effect are publicly available on the Company’s website or described in the Company’s previously proxy statements or have otherwise been provided to Sachem Head.  The Company will not alter its Amended and Restated Articles of Incorporation or Amended and Restated Bylaws or alter or adopt any Company Policies in any manner which would interfere with the ability of any New Director to remain on the Board in accordance with the terms hereof or intended to interfere with the purpose of this Letter Agreement with respect to the rights and obligations set forth herein, including having the New Directors serve as members of the Board.  Subject to addressing conflicts of interests and enabling committees to perform their work within their respective ambits with committee members, the Board will not utilize committees of the Board or Company Policies for the purpose of discriminating against a New Director.
(d) If Sachem Head’s and its affiliates’ aggregate economic exposure is less than 4.5% of the shares of common stock, no par value, of the Company (“Common Stock”) outstanding (provided, that for purposes of such calculation, the total outstanding shares of Common Stock as of the date of such determination shall be deemed to be the lesser of (1) the aggregate number of shares of Common Stock outstanding as of the date hereof or (2) the aggregate number of shares of Common Stock outstanding as of the date of such determination (in each case, adjusted for any combinations, splits, recapitalizations or similar actions by the Company) (the “Minimum Ownership Requirement”), Sachem Head shall (i) promptly notify the Company that Sachem Head ceases to satisfy the Minimum Ownership Requirement and (ii) cause Scott Ferguson to tender his resignation from the Board of Directors to the Board, effective immediately, and cause Paul Herendeen to tender his resignation from the Board of Directors to the Board, effective as of immediately prior to the next annual meeting, even if prior to the expiration of his then current term.  In furtherance of the foregoing, Sachem Head represents and warrants to the Company that it has the power to, and shall, ensure that the foregoing resignation occurs.  For the avoidance of doubt, the Company’s obligations under paragraphs 1(c) and 1(f) of this Letter Agreement shall cease once Sachem Head ceases to meet the Minimum Ownership Requirement.
(e) Until the Standstill Termination Date, each member of Sachem Head will (i) cause, in the case of all shares of Common Stock owned of record, and (ii) cause the record owner, in the case of all shares of Common Stock beneficially owned but not owned of record, in each case directly or indirectly, by it or by any of its controlled affiliates, as of the record date for the applicable annual meeting, (x) to be present for quorum purposes and (y) voted in favor of all nominees of the Company in its proxy statement for the applicable annual meeting for election to the Board of Directors at the applicable annual meeting, any advisory vote on executive compensation and the ratification of the appointment of the Company’s independent registered public accounting firm and against (A) any stockholder nominations for director which are not recommended by the Board of Directors for election at the applicable annual meeting, and (B) any proposals or resolutions to remove any member of the Board of Directors.
(f) If agreed by the parties, a Successor Director (defined below) may also be identified by the Nominating and Corporate Governance Committee and Sachem Head jointly conducting a search process (including with the use of a nationally recognized search firm) to identify as promptly as reasonably practicable a Successor Director who is mutually agreeable to the Company and Sachem Head and meets the standards set forth herein.  The foregoing notwithstanding, if prior to the Standstill Termination Date, Scott Ferguson or Paul Herendeen ceases to serve as a member of the Board of Directors before his term expires (other than due to (x) a resignation from the Board of Directors pursuant to Section 1(d) or (y) a resignation from the Board of Directors over a disagreement with the Board or management, other than with respect to clause (y), a resignation by Scott Ferguson after the date that is forty-five days before the closing of the non-proxy access shareholder director nomination window for the 2023 Annual Meeting (such scenario, a “2023 Or Later

Successor Scenario”), Sachem Head shall be entitled to privately recommend another individual to be appointed to the Board of Directors (a “Successor Director”) who, in the case of a 2023 Or Later Successor Scenario or a replacement for Paul Herendeen, is independent from and unaffiliated with Sachem Head or Scott Ferguson (including by not being a current or former Sachem Head Insider, an investor in or consultant or advisor to Sachem Head, a prior nominee of Sachem Head or its affiliates or otherwise affiliated with Sachem Head or with Scott Ferguson), and the Board shall appoint such individual to the same class of the Board on which Mr. Ferguson or Mr. Herendeen, as applicable, served, who is reasonably approved by the Board and the Nominating and Corporate Governance Committee in the exercise of their fiduciary duties (which approval shall not be unreasonably withheld, conditioned or delayed), so long as the Company reasonably determines that such individual  (i) has no disqualifying attributes relating to his or her reputation, integrity, competence and experience, (ii) meets all director independence and other standards of the New York Stock Exchange (the “NYSE”) and the SEC and (iii) has provided the other customary materials and information as are provided by all other director candidates (including completion of D&O questionnaires, participation in a background check and other customary process such as interviews to the extent reasonably requested by the Board or the Nominating and Corporate Governance Committee), to serve as a director of the Company in place of Scott Ferguson or Paul Herendeen (with it being understood that (A) the appointment of any individual satisfying the criteria set forth above shall not be unreasonably denied and (B) if a proposed replacement is not appointed to the Board of Directors, Sachem Head shall be entitled to continue proposing replacements for consideration by the Board and the Board shall appoint such person to the Board in accordance with the foregoing, and the Company may also privately suggest to Sachem Head replacements for consideration) and all references to Scott Ferguson or Paul Herendeen as applicable, for purposes of this Letter Agreement, shall be deemed references to such Successor Director.  Promptly following selection of such agreed Successor Director who satisfies the qualifications set forth in the immediately preceding sentence, the Company shall take all necessary actions to promptly appoint such Successor Director to the Board and any committees on which the applicable New Director served.
(g) The Company agrees that the New Directors shall receive (i) the same benefits of director and officer insurance, and any indemnity and exculpation arrangements available generally to the directors of the Board and (ii) such other benefits on the same basis as all other non-management directors on the Board, including, unless otherwise requested by such New Director, having the Company (or legal counsel) prepare and file with the SEC, at the Company’s expense, any Form 3, Form 4 and Form 5 under Section 16 of the Exchange Act that are required to be filed by each director of the Company if the New Director provides the requisite information to the Company with respect to such filings.
(h) Until 12:00 a.m., Eastern time, on the later of (a) the date that is five calendar days after the date on which neither Scott Ferguson nor any Sachem Head Insider or affiliate of the foregoing continues to serve on the Board of Directors and (b) the date that is forty-five days before the closing of the non-proxy access shareholder director nomination window for the 2023 Annual Meeting (such date, the “Standstill Termination Date”), Sachem Head will not (including without limitation through other persons) and shall cause its affiliates, managing members, advisory board members, partners (other than partners who are solely limited partners), directors, officers and employees not to, and will direct its agents and representatives not to (at Sachem Head’s direction or on Sachem Head’s behalf), directly or indirectly, absent prior written consent by the Board of Directors or the Company:
(i) purchase or cause to be purchased or otherwise agree to acquire beneficial ownership of Common Stock such that, giving effect to such purchase or acquisition, Sachem Head’s beneficial ownership of Common Stock would exceed 14% of the outstanding Common Stock;
(ii) enter into or maintain any economic, compensatory, pecuniary or other arrangements with any of the Company’s directors or director nominees, including the New Directors (other than Scott Ferguson (who is the founder and partner of Sachem Head and compensated partly in connection with the value of the funds Sachem Head manages) and, solely with respect to the current pre-existing passive limited partner investment by Paul Herendeen in a Sachem Head affiliated fund which Sachem Head confirms has been described to the Company prior to the date hereof including as to amounts invested, Paul Herendeen);
(iii) other than consistent with the Board of Directors’ recommendation or at the Board of Directors’ direction, solicit proxies, consents or other authority as applicable of stockholders of the Company (including any solicitation asking stockholders to withhold votes on a matter or to vote on a matter and any solicitation that would otherwise be carved out from the formal SEC definition of “solicitation” due to an express exception from such definition in SEC rules), conduct any other type of referendum (binding or non-binding) of stockholders of the Company, become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in any such solicitation or referendum or knowingly encourage, assist, advise or influence any other person or knowingly assist any third party in so doing, or publicly disclose how it intends to vote or act on any such matter;
(iv) seek to call, or request the call of, a special meeting of stockholders or take action by the written consent of the stockholders or submit or present at any annual or special meeting of stockholders any proposal (binding or non-binding) for consideration for action by stockholders;
(v) seek, alone or in concert with others, election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate  for election to the Board of Directors or seek, alone or in concert with others, the removal of any member of the Board of Directors;
(vi) institute any litigation against the Company, its directors or its officers (other than such litigation against the Company as may be necessary to enforce the terms of this Letter Agreement), make any “books and records” demands or stocklist requests regarding the Company or make application or demand to a court or other person for an inspection, investigation or examination of the Company or its subsidiaries or affiliates; provided that nothing herein shall prevent Sachem Head from (A) bringing litigation to enforce the provisions of this Agreement or (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against Sachem Head, (C) exercising statutory appraisal rights, or (D) receiving damages or settlement proceeds like any other shareholder in connection with any class action proceeding brought by a named plaintiff other than Sachem Head;
(vii) make, knowingly encourage, knowingly facilitate or disclose support of (except, solely with respect to disclosure, to the extent required by applicable subpoena, legal process, other legal requirement or the rules of any securities exchange to which it is subject, unless such requirement arises as a result of the actions of Sachem Head otherwise in violation of this Letter Agreement), effect or seek to effect, knowingly assist or participate in, any takeover proposal for the Company or its subsidiaries or other extraordinary transaction involving the Company or its subsidiaries (including a tender offer, exchange offer, merger, acquisition, sale or purchase of assets or securities, reorganization, restructuring, recapitalization, disposition, distribution, spin-off, joint venture or other similar transaction); enter into any agreements with respect to the Company with any potential or actual bidder (or financing source thereof) for the Company or its subsidiaries (it being understood that the foregoing shall not restrict Sachem Head from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other stockholders of the Company, or from participating in any such transaction that has been approved by the Board of Directors);
(viii) make any proposal, announcement, statement or request that is public or is reasonably likely to become public regarding: (A) controlling, changing or influencing the Board or management of the Company, including proposals to change the number or term of directors or to fill any vacancies on the Board, (B) any extraordinary transaction or exploration thereof including any of the transactions referred to in clause (h)(vii) above (it being understood that this clause (h)(viii)(B) shall not restrict Sachem Head from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other shareholders of the Company, or from participating in any such transaction that has been approved by the Board) or (C) any other material change in the Company’s or any of its subsidiaries’ operations, business, corporate strategy, corporate structure, capital structure or allocation, or share repurchase or dividend policies; provided, for the avoidance of doubt, that Sachem Head and its Affiliates shall be entitled to engage in private discussions with respect to such matters with limited partners or shareholders of Sachem Head or its Affiliates;
(ix) seek or request an amendment, waiver or release of any of the provisions of Section 1(e) or this Section 1(h);
(x) grant any proxy, consent or other authority to act as to any shares of Common Stock with respect to any matters (other than to the Company’s named proxies using the Company’s proxy card or on a third party’s proxy card to the extent not restricted from doing so pursuant to Section 1(e)), deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to a voting agreement or other arrangement of similar effect (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like);
(xi) engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including any put or call option or “swap” transaction) with respect to any security (other than in connection with a broad-based market basket or index) that relates to or derives any part of its value from any decline in the market price or value of any securities of the Company, and would result in Sachem Head (together with its affiliates) failing to have an aggregate net long position (as defined in Rule 14e-4 under the Exchange Act) in the Company;
(xii) enter into any agreements or undertakings with any person with respect to the foregoing; form any “groups” (other than the existing 13(d) group that solely includes the Sachem Head entities and any other affiliates of Sachem Head who first agree to be bound in writing by this Agreement and it being understood that any Schedule 13D amendment or other legally required update and the contents thereof may not violate the restrictions set forth in this Agreement) as defined pursuant to Section 13(d) of the Exchange Act with respect to any of the foregoing or with any third parties with respect to the Company, or work with or knowingly encourage any third parties to do any of the foregoing; or
(xiii) other than in sale transactions on the NYSE or through a broker or dealer where the identity of the purchaser is not known, sell or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, Common Stock or any derivatives relating to Common Stock to any third party that either (x) has filed a Schedule 13D with respect to the Company or (y) has run (or publicly announced an intention to run) or an affiliate of which has run (or has publicly announced an intention to run) a proxy contest or submitted shareholder nominations or proposals with respect to another company within the past five years.
Notwithstanding the foregoing, nothing herein shall be deemed to prohibit Sachem Head or any of its affiliates from communicating privately with the Company or any of its representatives so long as such communications would not reasonably be expected to require any public disclosure of such communications.  Furthermore, nothing in this Letter Agreement shall limit the private discussions or deliberations that may be held by any New Director with the Board acting solely as a director of the Company.
2.
Confidentiality.  Notwithstanding any otherwise applicable Company Policies, Scott Ferguson may share confidential information with Sachem Head and its personnel regarding the Company solely in accordance with and subject to the confidentiality agreement, which Sachem Head has entered into with the Company concurrently herewith (the “Confidentiality Agreement”).

3.
Trading in Company Securities.  Except as the Parties may otherwise agree, with it being understood that Sachem Head (and any of their affiliated funds) would be generally free to trade in the Company’s securities during open window trading periods to the same extent that other directors of the Company would be free to trade with respect to any particular open window trading period, for so long as an officer, director, consultant, partner (other than a partner who is solely a limited partner) or employee of Sachem Head (a “Sachem Head Insider”) remains a director of the Company, Sachem Head will not, other than through an approved Rule 10b5-1 compliant trading plan in accordance with Company Policies, trade in Company securities (including Common Stock) during trading blackout periods generally applicable to directors under the blackout calendar as currently in effect (as it may reasonably be modified for all directors from time to time on a good faith basis).  While a Sachem Head Insider is a member of the Board prior to the Standstill Termination Date, Sachem Head will consult with the Company regarding engagement with proxy advisory services and shareholders to the extent reasonably requested by the Company.

4.
Non-Disparagement. Until the Standstill Termination Date, (a) Sachem Head agrees that it will not (including without limitation through other persons), and will cause its controlled affiliates, managing members, advisory board members, partners (other than partners who are solely limited partners), directors, officers and employees not to (and will direct its agents and representatives not to at Sachem Head’s direction or on Sachem Head’s behalf), make, or cause to be made, directly or indirectly, any statement or announcement (including on social media or in any written communication to the Company) that constitutes an ad hominem attack on, disparages, impugns or is reasonably likely to damage the reputation of the Company, its officers, directors, advisory board members, or employees or any person who has served as an officer, director or employee of the Company on or following the date hereof in any public communication, in any communication that would reasonably be expected to enter the public domain or in any other statement to shareholders, analysts or representatives of the media and (b) the Company agrees that it will not, and will cause its controlled affiliates, directors, officers and employees (to the extent acting at the direction of a Company director or officer) (and direct its agents and representatives not to at the Company’s direction or on the Company’s behalf) not to, make, or cause to be made, directly or indirectly, any statement or announcement (including on social media or in any written communication to Sachem Head) that constitutes an ad hominem attack on, disparages, impugns or is reasonably likely to damage the reputation of Sachem Head, its affiliates, managing members, partners (other than partners who are solely limited partners), officers, directors, advisory board members, or employees or any person who has served as an officer, director or employee of Sachem Head on or following the date hereof in any public communication, in any communication that would reasonably be expected to enter the public domain or in any other statement to shareholders, analysts or representatives of the media.  The foregoing shall not prevent the making of any factual statement in the event that the Company or any of its representatives or Sachem Head or any of its representatives is required to make that statement by applicable subpoena or  legal process or privately communicates such statement to the other party, any directors or executive officers of the other party, or any of Sachem Head’s limited partner investors or potential limited partner investors so long as such communications would not reasonably be expected to require any public disclosure of such communications and, with respect to such private communications to Sachem Head’s current or potential limited partner investors, they are consistent with prior practice, are understood to be private communications and not undertaken with the intent to circumvent the restrictions in this Agreement.

5.
Registration Rights. Promptly following the execution of this Letter Agreement, the Company and Sachem Head shall enter into a registration rights agreement granting to Sachem Head customary and reasonable registration rights (and limits and restrictions as to such registration rights) with respect to shares of Common Stock beneficially owned by Sachem Head.

6.
Press Release.  The Parties agree that the Company will issue the press release attached to this Letter Agreement as Exhibit A promptly following the execution and delivery of this Letter Agreement by the Parties.  The Company acknowledges that Sachem Head may file this Letter Agreement and the Press Release as exhibits to its Schedule 13D pursuant to an amendment and Sachem Head agrees that the Company will have a reasonable opportunity to review such amendment in advance of filing and that Sachem Head will consider in good faith any changes requested by the Company to the foregoing filing.  Sachem Head acknowledges that the Company may file this Letter Agreement and the Press Release as exhibits to its Form 8-K and the Company agrees that Sachem Head will have a reasonable opportunity to review such Form 8-K in advance of filing and that the Company will consider in good faith any changes requested by Sachem Head to the foregoing filing.

7.
Power and Authority of the Company.  The Company represents and warrants to Sachem Head that (a) the Company has the corporate power and authority to execute this Letter Agreement and to bind it thereto, (b) this Letter Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, and (c) the execution, delivery and performance of this Letter Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

8.
Power and Authority of Sachem Head.  Sachem Head represents and warrants to the Company that (a)  Sachem Head Capital Management LP has the power and authority to execute this Letter Agreement on behalf of itself and to bind each member of Sachem Head thereto, (b) this Letter Agreement has been duly authorized, executed and delivered by such member of Sachem Head, constitutes a valid and binding obligation of such member of Sachem Head, and is enforceable against each such member of Sachem Head in accordance with its terms, (c) the execution of this Letter Agreement by such member of Sachem Head does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to such member of Sachem Head, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound and (d) Sachem Head beneficially owns in the aggregate 27,835,500 shares of Common Stock and has economic exposure to an additional 15,022,790 shares of Common Stock.  Sachem Head also represents and warrants that, to its knowledge and following discussion with Mr. Herendeen, Mr. Herendeen is not subject to any restrictions or obligations (including with respect to his previous employers) that would restrict or interfere with his ability to serve as a director of the Company, receive or use confidential information and perform customary duties as a director of the Company.

9.
Termination.  Except as otherwise set forth herein, each Party’s obligations under this Letter Agreement will extend until, and terminate at, 12:00 a.m., Eastern time, on the later of (a) forty-five calendar days after the date that Scott Ferguson (or any Successor Director) ceases to serve on the Board of Directors and (b) the date that is forty-five days before the closing of the non-proxy access shareholder director nomination window for the 2023 Annual Meeting; provided that Sachem Head’s and the Company’s rights with respect to a Successor Director in accordance with Section 1(f) shall survive termination of this Agreement until the Company’s 2025 annual meeting of shareholders while the Successor Director replacement process is underway until such time as the identified replacement Successor Director is appointed to the Board, unless Sachem Head has waived in writing its rights regarding a replacement Successor Director (which shall be deemed waived (1) if Sachem Head does not initiate such replacement director process within forty-five days of Mr. Ferguson or Mr. Herendeen departing from the Board or (2) if Sachem Head nominates a director slate or engages in a proxy contest once permitted to do so following the Standstill Termination Date and has not initiated a replacement director process).  Notwithstanding the foregoing, the Confidentiality Agreement contemplated by Section 2 shall survive in accordance with its terms.

10.
Fiduciary Duties.  Nothing in this Letter Agreement will be deemed to require the violation of the fiduciary duties of any director of the Company (including any New Director) under Indiana law in the director’s capacity as such.

11.
Expenses.  No later than five business days following the execution of this Letter Agreement, the Company shall reimburse Sachem Head for its reasonable, documented, out-of-pocket costs, fees and expenses (including reasonable attorney’s fees and other legal expenses and expenses related to the engagement of other advisors and consultants) incurred as of or prior to the date hereof by Sachem Head in connection with its engagement with the Company, the negotiation and execution of this Letter Agreement and related matters, up to the aggregate amount previously agreed to by the Parties.
12.
Counterparts.  This Letter Agreement may be executed in two or more counterparts, each of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

13.
Specific Performance.  Each Party acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages are not an adequate remedy for such a breach.  It is accordingly agreed that each Party may be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof.  Each Party agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief.

14.
Applicable Law and Jurisdiction.  This Letter Agreement will be governed by and enforced in accordance with the laws of the State of Indiana without reference to conflicts of laws principles.  Each of the Parties hereto irrevocably agrees that any legal action or proceeding arising out of this Letter Agreement will be brought exclusively in the courts of Hancock County, Indiana or the federal courts for the Southern District of Indiana (or, if such courts decline to accept jurisdiction, any state or federal court within the State of Indiana).  Each of the Parties irrevocably waives the right to trial by jury in any such action or proceeding.  Each of the Parties hereto hereby irrevocably submits to the personal jurisdiction of the aforesaid courts, and irrevocably waives any argument that such courts are an inconvenient or improper forum.  Each Party  consents to service of process by a reputable overnight delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law.

15.
Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by telecopy or email, when such telecopy is transmitted to the telecopy number set forth below or sent to the email address set forth below, as applicable, and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this section:

If to the Company:

Elanco Animal Health Incorporated
2500 Innovation Way
Greenfield, IN 46140
Attention: General Counsel
Email: hicksmb@elanco.com

With a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: Daniel A. Neff
     Sabastian V. Niles
Email: DANeff@wlrk.com
SVNiles@wlrk.com
Facsimile: (212) 403-2366

If to Sachem Head:

Sachem Head Capital Management LP
250 West 55th Street, 34th Floor
New York, NY 10019
Attention: Michael D. Adamski, General Counsel
Email: Michael@sachemhead.com

With a copy to (which shall not constitute notice):

Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
Attention: Richard M. Brand
Joshua A. Apfelroth
Email: richard.brand@cwt.com
joshua.apfelroth@cwt.com
Facsimile: (212) 504-6666
16.	Entire Agreement. This Letter Agreement, including Exhibit A attached to this Letter Agreement, contains the entire understanding of the Parties with respect to the subject matter hereof.

[Signature Page Follows]

If the terms of this Letter Agreement are in accordance with your understanding, please sign below and this Letter Agreement will constitute a binding agreement among us.
ELANCO ANIMAL HEALTH INCORPORATED

By:	/s/ Michael-Bryant Hicks
Name: Michael-Bryant Hicks
Title: EVP, General Counsel, Secretary

Acknowledged and agreed to as of the date
first written above:

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC, its general partner

	By:	/s/ Scott D. Ferguson
Name: Scott D. Ferguson
Title: Managing Partner

[Signature Page to Letter Agreement]

SCHEDULE A

LIST OF SACHEM HEAD ENTITIES

Sachem Head Capital Management LP
Uncas GP LLC
Sachem Head GP LLC
Sachem Head Master LP
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EXHIBIT A
PRESS RELEASE

Media: Colleen Parr Dekker +1.317.989.7011 colleen_parr_dekker@elanco.com
Investor Relations: Tiffany Kanaga +1.302.897.0668 kanaga_tiffany@elanco.com
Elanco Appoints New Independent Directors to the Board and Expands Innovation and Operational Oversight
•	Distinguished Healthcare Executive, Animal Health Director and Investor William F. Doyle Joins Elanco Animal Health Board of Directors
•	Company Announces Cooperation Agreement with Sachem Head Capital Management; Founder Scott Ferguson and Animal Health Executive Paul Herendeen Join Elanco Board of Directors
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Newly Formed Innovation, Science and Technology Committee of the Board to Focus on Pipeline Innovation and R&D Optimization; Expert, Independent Science and Technology Advisory Board to Support Committee’s Efforts

•	Expanded Scope of Board-Level Finance and Oversight Committee to Focus on Margin Expansion, Integration and Operational Initiatives
GREENFIELD, Ind. (Dec. 14, 2020) – Elanco Animal Health Incorporated (NYSE: ELAN) today announced that it has appointed distinguished healthcare executive, animal health director and investor William F. Doyle to the Board of Directors, effective immediately. Elanco has also expanded the Board and appointed Scott Ferguson, managing partner of Sachem Head Capital Management (Sachem Head), and Paul Herendeen, chief financial officer of Bausch Health, to the Board, effective immediately, and the company has entered into a cooperation agreement with Sachem Head. Under the terms of the agreement, Sachem Head has agreed to certain voting and standstill provisions. The company has also implemented board committee changes to expand innovation and operational oversight.
The new Board-level Innovation, Science and Technology Committee will focus on growing the company’s product pipeline and driving R&D optimization. Doyle will join the new committee, which will be chaired by director Dr. Deborah Kochevar, Dean Emerita of Cummings School of Veterinary Medicine at Tufts University. To support the Committee’s mandate and ensure it receives the best external insights related to its R&D activities, Elanco has also established an independent Science and Technology Advisory Board, which will be composed of leading experts. The Advisory Board will meet independently and with the Committee on a periodic basis.
Additionally, Elanco has enhanced the scope of its Board’s Finance Committee to emphasize operational initiatives, merger and acquisition integration, financial matters and margin expansion and related areas of oversight. Consistent with its revised mandate, the Committee has been retitled the Finance and Oversight Committee. This Committee will continue to be chaired by director John (J.P.) Bilbrey, retired CEO of The Hershey Company and Doyle, Ferguson, and Herendeen will join the Committee.
“We welcome the addition of Bill Doyle to the Elanco Board of Directors, an individual with highly-relevant industry experience and perspectives,” said R. David Hoover, chairman of Elanco’s Board of Directors. “Bill’s success in driving innovation and improving operations throughout his decades-long career as a healthcare executive, an investor and a director on the board of an animal health company made his appointment a clear choice at this critical juncture for Elanco.”
“I am looking forward to joining the Board of Elanco at a time when the company looks to integrate a market-leading product portfolio and omnichannel leadership from the Bayer Animal Health acquisition,” said Bill Doyle. “I am eager to join the Board of the number two independent animal health company and leverage my previous executive leadership experiences to bring a fresh perspective on innovation, pipeline development, integration and execution.”
Hoover continued, “We are also pleased with the constructive engagement we have had with Scott Ferguson, and welcome Scott and Paul to our Board. The addition of these new directors further enhances our Board and I am looking forward to working together toward our common goal of shareholder value creation.”
Ferguson said, “The actions taken today by Elanco, along with the expertise of these new directors, demonstrate that the Board, management and shareholders are aligned toward maximizing long-term value creation. I am highly appreciative of the dialogue with Elanco’s Board and management team, and I look forward to helping the company achieve its full potential as a member of the Board.”
“Elanco is at a pivotal moment in the company’s history and I see great potential ahead,” said Paul Herendeen. “As a member of the Board, I look forward to working with Dave, Jeff and the rest of my fellow directors to leverage my previous experiences driving operational efficiency and margin improvement at an animal health company to help drive growth and value creation for all Elanco shareholders.”
Hoover continued, “We are also enthusiastic about the new Innovation, Science and Technology Committee, which will enhance our proven Innovation, Portfolio and Productivity (IPP) strategy, and the expanded role of the Finance and Oversight Committee to support the Board’s role in overseeing and driving the growth agenda. Our entire Board and management team are focused on shareholder value creation as we position Elanco for continued success in the future.”
Jeffrey N. Simmons, president and chief executive officer, concluded, “Elanco has strong momentum through the ongoing integration of the Bayer transaction and the continued execution of our IPP strategy. I look forward to working with Bill, Scott, Paul and the rest of the

Board to capitalize on the significant value creation potential ahead for us and deliver value for Elanco’s shareholders.”
About William F. Doyle
William F. Doyle previously served as an independent director on the Board of Directors of Zoetis Inc, having been nominated to the Zoetis board by Sachem Head and Pershing Square. Since 2004, Doyle has served as Executive Chairman of Novocure Ltd., a publicly traded global oncology company commercializing a novel platform technology to treat solid tumors, overseeing more than 1300% revenue growth and transition from $100 million loss to $100 million gain in adjusted EBITDA since the company went public in 2015. Doyle also serves as the Executive Chairman of BlinkHealth LLC, which has developed the leading Pharmacy as a Service E-commerce platform unlocking lower prices, home delivery, and better outcomes for patients, and Minerva Neurosciences, a publicly traded clinical-stage biopharmaceutical company. He also has served as a director of OptiNose, a publicly traded specialty pharmaceutical company, and as the Managing Director of WFD Ventures LLC, a private venture capital firm that has provided equity financing and industry expertise to medical device, pharmaceutical and healthcare technology companies since 2003. Previously, Doyle was a member of Johnson & Johnson’s Medical Devices and Consumer Pharmaceutical Group Operating Committee and Vice President, Licensing and Acquisitions. While at Johnson & Johnson, he was Chairman of the Medical Devices Research and Development Council, Worldwide President of Biosense-Webster, Inc., and a member of the Boards of Cordis Corporation and Johnson & Johnson Development Corporation, Johnson & Johnson’s venture capital subsidiary. Earlier in his career, Doyle was a management consultant with McKinsey & Company. Doyle holds an S.B. in materials science and engineering from the Massachusetts Institute of Technology and an M.B.A from Harvard Business School.
About Scott Ferguson
Scott Ferguson is the Founder and Managing Partner of Sachem Head Capital Management, a value-oriented investment management firm based in New York which he started in 2012. Prior to starting Sachem Head, he spent nine years at Pershing Square Capital Management, which he joined pre-launch as the firm's first investment professional. Prior to Pershing Square, Ferguson earned an M.B.A. from Harvard Business School in 2003 and was a Vice President at American Industrial Partners, an operations focused private equity firm, from 1999 to 2001. He was also a business analyst at McKinsey & Company from 1996 to 1999.
Ferguson graduated from Stanford University with an A.B. in Public Policy in 1996. He currently serves on the boards of directors of the Henry Street Settlement and Olin Corporation. He is also a member of the Robin Hood Leadership Council. He is a former director of Autodesk, a leading design & engineering software company.
About Paul Herendeen
Paul Herendeen currently serves as Executive Vice President and Chief Financial Officer of Bausch Health. Before Joining Bausch in August 2016, he served as Executive Vice President and Chief Financial Officer of Zoetis Inc. for two years. From 2005 to 2013 and from 1998 to 2001, Herendeen served as Chief Financial Officer at Warner Chilcott, a specialty pharmaceuticals company. He rejoined Warner Chilcott after four years as Executive Vice President and Chief Financial Officer of MedPointe, a privately held health care company. Prior to that, Herendeen spent nine years as a principal investor at Dominion Income Management and Cornerstone Partners, where he worked on investments as well as mergers and acquisitions for the firms and their portfolio companies. He spent the early part of his career in banking and public accounting, holding various positions with the investment banking group of Oppenheimer & Company, the capital markets group of Continental Bank Corporation and as a senior auditor with Arthur Andersen & Company.
Herendeen earned a M.B.A. from the University of Virginia's Darden School of Business, and holds a bachelor's degree in Business Administration from Boston College.
About Elanco
Elanco Animal Health Incorporated (NYSE: ELAN) is a global leader in animal health dedicated to innovating and delivering products and services to prevent and treat disease in farm animals and pets, creating value for farmers, pet owners, veterinarians, stakeholders, and society as a whole. With nearly 70 years of animal health heritage, we are committed to helping our customers improve the health of animals in their care, while also making a meaningful impact on our local and global communities. At Elanco, we are driven by our vision of Food and Companionship Enriching life and our Elanco Healthy Purpose™ ESG/Sustainability framework – all to advance the health of animals, people and the planet.  Learn more at www.elanco.com.
This press release contains forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements are based on our current expectations and assumptions regarding our business and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. For further discussion of these and other risks and uncertainties, see Elanco’s most recent filings with the United States Securities and Exchange Commission. Except as required by law, Elanco undertakes no duty to update forward-looking statements to reflect events after the date of this release.